EXHIBIT 99.1

POET Technologies Provides Highlights from Annual Meeting

TORONTO, Sept. 23, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, provided shareholders with an update on the Company’s business, technology and product development activities during its Annual Meeting (the ”Meeting”) held in Toronto, Ontario on Friday, September 20, 2019.

The Company’s Chief Financial Officer, Thomas Mika, delivered customary introductions and the call to order, and POET’s Executive Chairman, David Lazovsky, conducted the formal business of the Meeting, which included the approval of all proposals outlined in the Company’s management information circular and voting material sent to the shareholders, except for those resolutions related to the Company’s proposal to sell its Singapore-based DenseLight facility.  Those resolutions, which received a favorable vote of 99% of the shares voted prior to the meeting, were withdrawn by the Company and scheduled for a separate Special Meeting to be held on October 24, 2019, providing sufficient time to gain shareholder approval before the expected closing date of the transaction on or before October 31, 2019.

The Company’s Chief Executive Officer, Dr. Suresh Venkatesan, then presented POET’s vision for the Company, which is to become a global leader in chip-scale integrated photonics solutions by deploying POET’s Optical Interposer technology. A breakthrough approach to the integration of photonics and electronics within a single chip-scale package, the Optical Interposer provides a flexible, scalable platform that can be applied to a variety of vertical market applications.  Dr. Venkatesan’s presentation was followed by a Q&A session covering both future business opportunities for POET and matters related to the transaction.  The slides presented at the Meeting along with a webcast replay can be accessed in the Investor Relations section of POET’s website at: http://www.poet-technologies.com/agm/agm2019.html.

Highlights from the Business and Technology Update

  Outlined its plan to intersect with the 400G transceiver market by completing prototypes of 400G optical engines for its strategic networking customer;
  Confirmed that the developments for 400G would enable the Company to leverage its cost advantage in the price-competitive 100G transceiver and the 5G wireless telecommunications markets;
  Announced several technical achievements incorporated into its Optical Interposer platform, including a 50G-capable PIN detector and an industry-first, integrateable at wafer-scale, demux filter for 400G FR4 applications;
  Described the supply chain and manufacturing efficiencies of its newly adopted “fab-light” strategy which will enable the Company to focus on design, development and sales of Optical Interposer solutions;
  Outlined its product roadmap and business outlook, with completion of the platform building blocks for 400G optical engines by the end of 2019, demonstration of an integrated 400G transmit and receive optical engine assembled at wafer-scale during the first half of 2020, and moving into assembled product qualification in the second half of 2020;
  Summarized the steps for achieving an industry-leading position in chip-scale integrated photonics, based on:
  ° Disruptive, IP protected Optical Interposer platform design and components;
  ° Intersection with large, high growth markets in datacom and telecom;
  ° Low-cost leadership position deriving from scalable wafer-level manufacturing strategy;
  ° Transformation of the Company’s financial performance through a fab-light business model;
  ° Leveraging on strong customer “pull” from a tier-one industry partner.

AGM Results

At the AGM, POET Technologies’ shareholders approved the following proposals:

  To set the number of directors at seven;
  Re-election of the current directors, with no director receiving less than 95% of the votes cast; and
  Re-appointment of Marcum LLP as Auditors of the Company.

About POET Technologies Inc.

POET Technologies is the designer and developer of optical engines based on its innovative Optical Interposer platform. The POET Optical Interposer is a flexible, proven approach to integrating electronics and photonics in a single chip-scale package which is assembled, tested and singulated at wafer-scale, providing dramatic reductions in the cost and unparalleled design flexibility to address a range of applications, from pluggable transceivers to on-chip photonics for data centers, servers built for artificial intelligence and machine learning and advanced consumer products. POET believes that its Optical Interposer provides an opportunity for the Company to become a global leader in chip-scale photonics. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations expressed at the Meeting, completing the sale transaction of DenseLight the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, , and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital, and its ability to complete all the agreements required for the sale of the subsidiary in enough time to hold a Special Meeting on the announced date. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075